TCW Funds Distributors' Exemption Report

TCW Funds Distributors (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from January 1, 2015 to December 31, 2015 without exception.

TCW Funds Distributors

I, James G. Krause, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: /s/ James Krause
Title: Chief Financial Officer
02/26/2016